JOHN HANCOCK BOND TRUST

ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

Policies with Respect to Security Investments

For John Hancock High Yield Fund:

On March 7, 2011, the Board of Trustees approved the following addition to the Fund’s investment policies and the following supplement was filed as a 497 supplement filing with the Securities and Exchange Commission on March 15, 2011, as follows:

John Hancock High Yield Fund (the “fund”)

Supplement dated 3-15-11 to the current Prospectuses

In the “Fund summary – Principal investment strategies” section, the following information is added, as follows:

The fund may hold up to 20% of its total assets in the securities of companies in any one industry and up to 10% of its total assets in the securities of any individual issuer.

In the “Fund summary – Principal risks” section, the following information is added, as follows:

Sector investing risk Because the fund may focus on a single sector of the economy, its performance depends in large part on the performance of that sector. As a result, the value of your investment may fluctuate more widely than it would in a fund that is diversified across sectors.

In the “Fund details – Investment strategies” section, the following information is added to the first paragraph, as follows:

The fund may hold up to 20% of its total assets in the securities of companies in any one industry and up to 10% of its total assets in the securities of any individual issuer.

In the “Fund details – Risks of investing” section, the following information is added, as follows:

Sector investing risk

When a fund’s investments are focused in a particular sector of the economy, they are not as diversified as the investments of most mutual funds and are far less diversified than the broad securities markets. This means that such funds tend to be more volatile than other mutual funds, and the values of their investments tend to go up and down more rapidly. In addition, a fund that invests in a particular sector is particularly susceptible to the impact of market, economic, regulatory and other factors affecting that sector.

You should read this Supplement in conjunction with the Prospectus and retain it for future reference.

On June 7, 2011, the Board of Trustees approved the following change to the investment policy regarding the use of preferred securities:

For John Hancock High Yield Fund:

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. and foreign fixed-income securities rated BB/Ba or lower and their unrated equivalents. These may include, but are not limited to, domestic and foreign corporate bonds, debentures and notes, convertible securities, preferred ~~stocks~~  securities, and domestic and foreign government obligations.

For John Hancock Investment Grade Bond Fund:

The Fund may purchase corporate debt securities bearing fixed or fixed and contingent interest as well as those that carry certain equity features, such as conversion or exchange rights or warrants for the acquisition of stock of the same or a different issuer, or participations based on revenues, sales or profits. The Fund may purchase preferred ~~stock~~  securities.

On June 7, 2011, the Board of Trustees approved the following change to the investment policy regarding the use of lower rated high-yield debt obligations:

For John Hancock Government Income Fund:

The Fund may invest in high yielding, fixed income securities rated below investment grade (i.e., rated below “Baa” by Moody’s or below “BBB” by S&P), sometimes referred to as “junk bonds.”  No more than 10% of the Fund’s total assets may be invested in these securities, and the Fund may not invest in securities rated lower than “B” if so rated by at least two NRSROs by an NRSRO.  Ratings are based largely on the historical financial condition of the issuer.  Consequently, the rating assigned to any particular security is not necessarily a reflection of the issuer’s current financial condition, which may be better or worse than the rating would indicate.